Exhibit 99.2

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel

_____________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 16, 2026
3:00 p.m. Israel time

_____________________________________

To Our Shareholders:

Notice is hereby given that the annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Wednesday, December 16, 2026, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.      Reelection of Ben Sheizaf, Ran Fridrich, Odelya Ohayon and Gilad Mamlok as directors;

2.      Reelection of Daniel Vaknin as an external director for a third three-year term;

3.      Reelection of Dorit Ben Simon as an external director for a second three-year term;

4.      Approval of the terms of service of the external directors;

5.      Approval of grant of options to the external directors;

6.      Approval of an updated compensation policy for the Company’s officers and directors;

7.      Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2026 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors of the Company to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee; and

8.      Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2025.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on November 16, 2026, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about November 17, 2026.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage. In addition, the approval of the proposals under Items 2, 3, 5 and 6 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 8 does not require a shareholder vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting and, for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than November 18, 2026. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the website of the Securities and Exchange Commission and the distribution website of the Israel Securities Authority, or the ISA.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing House, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the ISA or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a proxy, please deliver, by any of the aforementioned means, along with the confirmation of ownership, the completed and executed proxy card enclosed herewith, filed with the ISA and Tel Aviv Stock Exchange and available at www.magna.isa.gov.il, which must be received by the Company by 11:00 a.m., Israel time, on December 16, 2026 (four hours prior to the Meeting), to be counted for the Meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on December 16, 2026). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. You may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors,
/s/ Ben Sheizaf
Ben Sheizaf
Chairman of the Board of Directors

November 11, 2026

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel

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PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 16, 2026
3:00 p.m. Israel time

_____________________________________

The annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Wednesday, December 16, 2026, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.      Reelection of Ben Sheizaf, Ran Fridrich, Odelya Ohayon and Gilad Mamlok as directors;

2.      Reelection of Daniel Vaknin as an external director for a third three-year term;

3.      Reelection of Dorit Ben Simon as an external director for a second three-year term;

4.      Approval of the terms of service of the external directors;

5.      Approval of grant of options to the external directors;

6.      Approval of an updated compensation policy for the Company’s officers and directors;

7.      Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2026 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors of the Company to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee; and

8.      Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2025. This item does not require a shareholder vote.

The proxy materials are being mailed to our shareholders as of November 16, 2026, or the Record Date, on or about November 17, 2026. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 3:00 p.m. (Israel time) on December 14, 2026 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 11:00 a.m. (Israel time) on December 16, 2026 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered to us up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing House, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority, or the ISA, or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a proxy card, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed proxy card enclosed herewith, filed with the ISA and Tel Aviv Stock Exchange and available at www.magna.isa.gov.il, which must be received by the Company by 11:00 a.m., Israel time, on December 16, 2026 (four hours prior to the Meeting), to be counted for the Meeting. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on December 16, 2026). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on November 16, 2026 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of November 11, 2026, we had 13,783,230 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy or via the Electronic System of the ISA, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy or via the Electronic System of the ISA (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists and will be deemed to be “present” at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place and means of communications. The requisite quorum at an adjourned meeting shall be any two or more members, present at the Meeting in person or by proxy or via the Electronic System of the ISA.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage in person or by proxy or via the Electronic System of the ISA. The approval of the proposals under Items 2, 3, 5 and 6 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 8 does not require a resolution.

TERMS OF SERVICE AND EMPLOYMENT OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the terms of service and employment of our five most highly compensated office holders during or with respect to the year ended December 31, 2025 see “Item 6.B: Directors, Senior Management and Employees — Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2025, or the 2025 Annual Report, submitted to the Securities and Exchange Commission, or the SEC, on April 30, 2026. An “office holder” is defined under the Companies Law, 5759-1999, as amended from time to time, or the Companies Law, as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 11, 2026 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders and on information provided by them.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
O.Y. Nofar Energy Ltd.(2)	10,340,946	75%
Clal Insurance Enterprises Holdings Ltd.(3)	1,940,045	13.6%

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(1)      As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from November 11, 2026 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 13,783,230 ordinary shares outstanding as of November 11, 2026. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)      Based on a Schedule 13D/A filed by O.Y. Nofar Energy Ltd., or Nofar, Yannay Group Ltd. and Mr. Ofer Yannay on August 3, 2026. Based on the Schedule 13D/A, Nofar directly owns 10,340,946 ordinary shares, constituting approximately 75% of our issued and outstanding ordinary shares. Yannay Group, held indirectly by Mr. Yannay, is the controlling shareholder of Nofar and, by virtue of such control (and Mr. Yannay’s serving as Chief Executive Officer of Nofar), each of Yannay Group and Mr. Yannay may be deemed to beneficially own the shares held by Nofar. Each of Yannay Group and Mr. Yannay disclaims beneficial ownership of such shares except to the extent of its or his (as applicable) pecuniary interest therein.

(3)      Based on a Schedule 13G/A submitted on August 14, 2025 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, the ordinary shares reported as beneficially owned by Clal consist of: (i) 41,204 ordinary shares, including 34,596 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, which are beneficially held for Clal’s own account, and (ii) 1,898,841 ordinary shares, including 416,001 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, which are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not be construed as an admission that it is the beneficial owner of more than the ordinary shares beneficially owned for its own account.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will reelect directors to serve on our Board of Directors. Our Articles provide that, unless otherwise prescribed by a resolution adopted at a meeting of our shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors appointed as required under the Companies Law). The directors (other than the external directors) are elected annually at our annual general meeting of shareholders and remain in office until the next annual general meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles. Our Board of Directors may elect additional directors to the Board of Directors. In connection with a change of control of our company consummated in March 2026, two members of our Board of Directors, Anita Leviant and Ehud Gil, resigned from the Board effective immediately and our Board of Directors unanimously appointed two new independent non-executive directors to fill the vacancies created, Odelya Ohayon and Gilad Mamlok. Mr. Mamlok was appointed as a member of the Audit Committee and the Compensation Committee, replacing Ms. Leviant.

Our Board of Directors is currently composed of the following six directors: Ben Sheizaf, Ran Fridrich, Odelya Ohayon, Gilad Mamlok, Daniel Vaknin and Dorit Ben Simon. Ben Sheizaf, Ran Fridrich, Odelya Ohayon and Gilad Mamlok are standing for reelection under this Item. The current service terms of Daniel Vaknin and Dorit Ben Simon, our external directors, expire in December 2026. The reelection of Daniel Vaknin and Dorit Ben Simon as external directors for a third and second three-year term, respectively, is included on the agenda of the Meeting (see Items 2 and 3 below).

All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As permitted under the NYSE American Company Guide, we follow Israeli law and practice in connection with board composition and the process of nomination of directors.

Pursuant to the requirements of Section 224B(a) of the Companies Law, each of the director nominees provided us with a declaration prior to the publication of the notice of annual general meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

Information concerning Director Nominees

The following information is supplied with respect to each person nominated and recommended to be re-elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company
Ben Sheizaf	69	Chairman of the Board
Ran Fridrich	73	Director and Chief Executive Officer
Odelya Ohayon	46	Director
Gilad Mamlok(1)	58	Director

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(1)      Member of the Company’s Audit Committee and Compensation Committee.

Ben Sheizaf has served as a director and Chairman of the Board of Ellomay since November 25, 2024. Mr. Sheizaf is the founder and CEO of B.P.O. Ltd., a consulting firm since 2019, and has held many senior positions in the Israeli finance and insurance sectors. Mr. Sheizaf currently serves as a member of the board of AIG Israel Ltd. and as chairman of the board of Detelix Software Technologies Ltd. and previously served as a member of the board and chairman of the risk management committee of Isracard Ltd. (TASE: ISCD). Between 2008-2019 he held several positions in Phoenix Financial Ltd. (TASE: PHOE), including Deputy CEO and Head of the Long-Term Savings Division,

CEO of The Phoenix Pension and Provident Fund Ltd. and a board member of other companies in the group, chairman of Excellence Provident Fund Ltd. and a member of the board of Excellence Investments Ltd. (between 2018-2019), and chairman of Shekel Insurance Agency (2008) Ltd. (between 2012-2015). Mr. Sheizaf holds a B.A. in Accounting and Economics from Tel Aviv University and completed a supplemental year of accounting studies.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also has served as a director of the Plasto-Cargal Group Ltd. (TASE: PLCR) since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Odelya Ohayon has served as a director of Ellomay since March 2026. Ms. Ohayon is a strategic leader and business development expert with over 15 years of executive experience and is a lecturer and a member of the Board of Directors at the Ohayon Board Excellence Center, founded by Adv. Michel Ohayon. She currently provides high-level strategic advisory to CEOs and Boards, focusing on business strategy and market-leading innovation. Previously, she served as VP of Marketing at Samsung Electronics Israel, where she was a member of the Executive Management Team and managed an annual turnover of NIS 1.5 billion. Her prior leadership roles include VP of Marketing and Business Development at Solgar & Supherb and Marketing Manager at Partner Communications, where she managed portfolios exceeding NIS 2 billion. Ms. Ohayon is a lecturer in marketing and entrepreneurship at the College of Management and Ariel University. She holds a B.A. in Business Administration from Ben-Gurion University and an M.B.A. from the Academic Studies Center.

Gilad Mamlok has served as a director of Ellomay since March 2026. Mr. Mamlok has served as the Chief Financial Officer of Protalix BioTherapeutics, Inc. (NYSE American: PLX) since August 2025. Mr. Mamlok is a seasoned financial executive with three decades of experience in healthcare and technology companies. He has an extensive background in capital markets transactions, mergers and acquisitions, business development and investor relations as well as in corporate governance matters. Prior to his role in Protalix, he served as the Chief Financial Officer of TytoCare Ltd., a privately-held company in the remote healthcare space. Prior to his role at TytoCare, Mr. Mamlok served as the Chief Financial Officer of Sol-Gel Technologies Ltd. In this role, he was responsible for an initial public offering and other capital markets transactions, as well as in-licensing and out-licensing transactions. Prior to his role at Sol-Gel, he served in other medical device companies, including Given Imaging which was acquired by Covidien plc in 2014. Mr. Mamlok holds a BA in Economics, magna cum laude, and a Master’s degree in Business/Managerial Economics, both from the Tel Aviv University.

Board Compensation

As approved by our shareholders, we pay our non-executive directors (Odelya Ohayon, Gilad Mamlok, Daniel Vaknin and Dorit Ben Simon) remuneration for their services as directors. These directors are paid in accordance with the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The cash amounts paid to our external directors pursuant to the Compensation Regulations, as approved by our shareholders, are the average between the minimum amount and the fixed amount permitted by the Compensation Regulations for companies that are in the range of shareholders’ equity of the Company, which currently amount to an annual fee of NIS 71,730 (equivalent to approximately $22,690) and an attendance fee per meeting (board or committee) of NIS 2,610 (equivalent to approximately $830). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference or other similar means and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. In addition, each of these non-executive directors receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Option Plan. The same terms are proposed for our external directors in connection with their reelection for additional terms. For more information see Item 4 below.

Messrs. Sheizaf and Fridrich do not receive the aforementioned director fees and options. Mr. Sheizaf provides services to our Company pursuant to an Active Chairman Agreement approved by our shareholders in the extraordinary general meeting held on January 30, 2025. Mr. Fridrich provides services to our Company pursuant to a management services agreement, among us, Kanir Joint Investments (2005) Limited Partnership (one of our former controlling shareholders) and Keystone R.P. Holdings and Investments Ltd. approved by our shareholders in the annual general meeting held on July 25, 2024. For information concerning the terms of these agreements see “Item 6.B: Directors, Senior Management and Employees — Compensation” of our 2025 Annual Report.

Each of our directors also received an indemnification undertaking and an exemption letter, in the form attached as exhibit 4.4 to our 2025 Annual Report, and each of them is also entitled to be included in our directors and officers’ liability insurance policy, most recently approved by our shareholders at a meeting held on October 23, 2025.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted on the matter at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect each of Ben Sheizaf, Ran Fridrich, Odelya Ohayon and Gilad Mamlok, as directors of the Company to hold office until the next annual general meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders will be asked to vote on the appointment of each director nominee separately. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

REELECTION OF DANIEL VAKNIN AS AN EXTERNAL DIRECTOR
FOR A THIRD THREE-YEAR TERM

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Companies Law to have at least two external directors. Each external director may serve for up to three terms of three years. However, pursuant to the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, Israeli companies listed on certain stock exchanges outside Israel, including the NYSE American (such as our company), may appoint an external director for additional terms of not more than three years each, subject to certain conditions. Our other directors are elected annually.

Our currently serving external directors are Daniel Vaknin, whose second service term is due to end on December 19, 2026 and Ms. Dorit Ben Simon, whose first service term is due to end on December 19, 2026 as well. Mr. Vaknin is standing for reelection for an additional three-year term, commencing December 20, 2026. See Item 3 below in connection with the reelection of Ms. Ben Simon for a second three-year term.

The Companies Law prescribes the requirements and qualifications of an external director. Among other requirements and limitations, in order to qualify as an external director an individual may not be a relative of a controlling shareholder and she or he, or her or his relative, partner, employer, direct or indirect supervisor or an entity she or he controls, may not have, and may not have had at any time during the previous two years, any affiliation to the company, the controlling shareholder of the company or a relative of the controlling shareholder of the company or to an entity that, on the date of appointment or during the preceding two years, is or was controlled by the company or by the company’s controlling shareholder. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director or if she or he, or her or his relative, partner, employer, direct or indirect supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated, even if such relations are not routine. In addition, at least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

For a period of two years following the termination of services as an external director, the company, its controlling shareholder and any entity the controlling shareholder controls may not provide any benefit to such former external director, directly or indirectly. The prohibited benefits include the appointment as an office holder in the company or the controlled entity, employment of, or receipt of professional services from, the former external director for compensation, including through an entity such former external director controls. The same prohibition applies to the former external director’s spouse and child for the same two-year period and to other relatives of the external director for a period of one year following the termination of services as an external director.

All of the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. Mr. Vaknin serves as the Chairman of our Audit and Compensation Committees.

At the Meeting, shareholders will be asked to reelect Mr. Vaknin as an external director for a third three-year term, commencing December 20, 2026. For information concerning the terms of service of Mr. Vaknin during his term as external director see Items 4 and 5 below.

Mr. Vaknin advised the Board of Directors that he intends to continue to serve as a member of the Board of Directors, Audit Committee and Compensation Committee if elected.

Pursuant to the requirements of Section 241 of the Companies Law, Mr. Vaknin provided us with a “Declaration of Competence” prior to the publication of the notice of annual general meeting of shareholders, declaring that he fulfills all the qualifications of an external director under the Companies Law and that he has the requisite accounting and financial expertise and professional qualification. Such declaration also includes a confirmation of fulfillment of the qualifications of an independent director and member of an audit committee under the applicable SEC rules and regulations and the NYSE American Company Guide. This declaration is available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to Mr. Vaknin, who is nominated for reelection as an external director and recommended by our Board of Directors to be reelected and is based upon information furnished to the Company by Mr. Vaknin:

Daniel Vaknin, age 71, has served as an external director of Ellomay since December 20, 2020. Mr. Vaknin is a financial consultant. Mr. Vaknin currently serves on the Board of Directors of Clal Insurance Company Ltd., Clal Pension and Provident Funds Ltd., Ilex Medical Ltd. (TASE: ILX), Arad Ltd. (TASE: ARD), Kardan Israel Ltd. (TASE: KRDI), B.S.R Engineering and Development Ltd. (TASE: BSRE) and Fishman Chains Ltd. and served on the Board of Directors of Global Wings Leasing Ltd. (TASE: GKL) until 2020. From 2007 to 2011 Mr. Vaknin served as Chief Executive Officer of Israel Financial Levers Ltd. From 2005 to 2007 Mr. Vaknin served as the Chief Executive Officer of Phoenix Investments and Finance Ltd. From 2004 to 2005 Mr. Vaknin served as the Vice Chief Executive Officer of I.D.B Development Company Ltd. Prior to that Mr. Vaknin was a Senior Partner at Kesselman & Kesselman C.P.A.s, a member firm of PricewaterhouseCoopers International Limited. Mr. Vaknin is a CPA and holds a BA in Economics and Accounting from the Hebrew University in Jerusalem.

Required Vote

Pursuant to the Companies Law, the election of an external director nominated by a company’s board of directors (as is the case with Mr. Vaknin’s nomination) requires the affirmative vote of a majority of the shares present at the Meeting and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not as a result of the holder’s connections to the controlling shareholder) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed 2% of the outstanding voting power in the company.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. A person is deemed to control a company if he holds, alone or together with others, one half or more of the “means of control” in the company. Nofar will be treated as our “controlling shareholder” for purposes of the required “special majority”.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal (excluding, as mentioned above, a personal interest that is not related to a relationship with the controlling shareholders). Otherwise, the shareholder is not eligible to vote on this proposal.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

According to the Companies Law Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder will be deemed to declare and approve that it, he or she is NOT a “controlling shareholder” and does NOT have a “personal interest” in the approval of any of the items on the agenda of the Meeting that require the disclosure of a personal interest, except if such shareholder notified us of such position or personal interest in writing in advance of the vote. If you believe that you are a controlling shareholder or have a personal interest in any of the items on the agenda of the Meeting that require the disclosure of a personal interest and you wish to inform us of such position or personal interest, you should submit such information in advance of voting to our offices, c/o Ms. Hila Ishay, at 18 Rothschild Blvd., Tel Aviv 6688121, Israel by mail, phone (+972-3-797-1111) or email (hilai@ellomay.com).

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect Mr. Daniel Vaknin as an external director for a third three-year term, commencing December 20, 2026.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

REELECTION OF DORIT BEN SIMON AS AN EXTERNAL DIRECTOR
FOR A SECOND THREE-YEAR TERM

Background

As noted under Item 2 above, companies such as our company are required to have two external directors in office. Ms. Dorit Ben Simon was initially appointed as an external director commencing December 20, 2023 and is standing for reelection for an additional three-year term, commencing December 20, 2026.

For more information concerning the requirements and qualifications of external directors, and their membership of board committees, see Item 2 above. For information concerning the terms of service of Ms. Ben Simon during her term as external director see Items 4 and 5 below.

Pursuant to the requirements of Section 241 of the Companies Law, Ms. Ben Simon provided us with a “Declaration of Competence” prior to the publication of the notice of annual general meeting of shareholders, declaring that she fulfills all the qualifications of an external director under the Companies Law and that she has the requisite accounting and financial expertise and professional qualification. Such declaration also includes a confirmation of fulfillment of the qualifications of an independent director and member of an audit committee under the applicable SEC rules and regulations and the NYSE American Company Guide. This declaration is available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to Ms. Ben Simon, who is nominated for reelection as an external director and recommended by our Board of Directors to be reelected and is based upon information furnished to the Company by Ms. Ben Simon:

Dorit Ben Simon, age 59, has served as an external director of Ellomay since December 20, 2023. Ms. Ben Simon serves as the Founder & Managing Partner of BSS Capital and as a President of IFI, the primary educational entity for the local financial services industry. Ms. Ben Simon previously served as a CFO and Group Chief Risk Officer (CRO) at Israel Discount Bank (2006-2011). Prior to Discount Bank, Ms. Ben Simon was CEO of Gmulot, the leading asset management company in Israel and a subsidiary of Bank Hapoalim (2001-2006). Ms. Ben Simon served as an external director of Massivit 3D Printing Technologies Ltd. (TASE: MSVT) from 2021 to 2024 and as an independent director of Meshek Energy-Renewable Energies Ltd. (TASE: MSKE) from 2020 to 2022, Energix-Renewable Energies Ltd. (TASE: ENRG) from 2012 to 2018 and Knafaim Holdings Ltd. (TASE: KNFM) from 2012 to 2021. Ms. Ben Simon holds an M.B.A in Finance and Banking and a B.A in Economy and General Studies, both from the Hebrew University in Jerusalem.

Required Vote

See Item 2 above under “Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect Ms. Dorit Ben Simon as an external director for a second three-year term, commencing December 20, 2026.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

APPROVAL OF THE TERMS OF SERVICE OF THE EXTERNAL DIRECTORS

Background

At the Meeting, our shareholders will be asked to approve the terms of service of Mr. Vaknin during his third term as external director and of Ms. Ben Simon during her second term as an external director. The compensation of an external director is governed by the Compensation Regulations and the Relief Regulations, is required to be approved at the general meeting at which the external director is elected and cannot generally be revised during the external director’s term in office.

General

The proposed terms of service for the external directors are as follows:

The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The Compensation Regulations provide for a range of annual and per meeting permitted fees (beginning with a minimum fee, a fixed fee and up to a maximum fee), which are updated once a year based on increases in the Israeli Consumer Price Index compared to a base CPI, and further provide that in the event the fees paid are between the fixed amount and the maximum amount, shareholder approval is not required. We currently pay our non-executive directors (including Mr. Vaknin and Ms. Ben Simon) the average between the minimum amount and the fixed amount permitted by the Compensation Regulations for companies that are in the range of shareholders’ equity of the Company. As noted under Item 1 above, these amounts are currently an annual fee of NIS 71,730 (approximately $22,690) and an attendance fee per meeting (board or committee) of NIS 2,610 (equivalent to approximately $830).

According to the Compensation Regulations, an external director is entitled to 60% of the meeting fee if he participated in the meeting by means of communication and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. We apply these guidelines to all of our non-executive directors.

In addition, Mr. Vaknin and Ms. Ben Simon previously received from us, and will be entitled to continue to hold, an indemnification undertaking (which includes an undertaking to provide liability insurance) and an exemption letter, in the form attached as an exhibit 4.4 to our 2025 Annual Report, and based on the terms of the compensation policy applicable to our office holders, or the Compensation Policy, and both will be included, and will continue to be included, in our directors and officers’ liability insurance policy. The terms of our directors and officers liability insurance policy were most recently approved at the annual general meeting of our shareholders held on October 23, 2025. For more information concerning our insurance, indemnification and exemption arrangements, see the 2025 Annual Report under Item 6.C “Directors, Senior Management and Employees — Board Practices.”

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommended that our shareholders approve, the terms of service of the external directors as set forth hereinabove, and determined that this resolution is for the benefit of the Company.

For more information concerning the proposal for grant of options to the external directors, please see Item 5 below.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present at the Meeting and voting on the matter. As noted above, the Compensation Regulations require, among other things, that the payment of annual fee and attendance fee to an external director that are below the fixed amounts included in the Compensation Regulations be approved at the shareholders’ meeting in which such external director is appointed.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the terms of service of the external directors, as set forth in Item 4 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

APPROVAL OF GRANT OF OPTIONS TO THE EXTERNAL DIRECTORS

General

In addition to the terms of service for the external directors that are proposed under Item 4 above, at the Meeting our shareholders will be asked to approve a grant of options to Mr. Vaknin during his third term as an external director and to Ms. Ben Simon during her second term as an external director.

As previously approved by our shareholders, each of our current and future non-employee directors are entitled to receive an annual grant of options to purchase 1,000 ordinary shares (currently representing less than 0.01% of our outstanding ordinary shares), under the terms and conditions set forth in our 1998 Option Plan. Under the 1998 Option Plan, the Grant Date is August 1 of each year and each non-employee director will automatically receive on such director’s first day as a director an option to purchase up to 1,000 ordinary shares pro-rated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director also automatically receives, on each subsequent Grant Date (i.e. August 1 of each year during his term as a director), an option to purchase additional 1,000 ordinary shares provided that he or she is a non-employee director on the relevant Grant Date and has served as a non-employee director for the entire period since his or her previous Grant Date. These options are granted under the capital gains track of Section 102 of the Israeli Tax Ordinance, are valid for a period of 10 years (subject to certain exceptions detailed in the 1998 Option Plan), and have an exercise price equal to the market value of our ordinary shares on the date of grant.

Based on the terms of our Compensation Policy and the terms of our 1998 Option Plan, the options granted to our non-employee directors under the 1998 Option Plan vest in one installment on the first anniversary of the grant date of the options, provided that the option holder still serves as a member of our Board of Directors on such date (otherwise, the unvested options will immediately expire on the date of Termination of Service, as such term is defined in the 1998 Option Plan).

Therefore, on each August 1 of their next term as external directors, the external directors will be entitled to an option grant as described above.

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommended that our shareholders approve, the grant of options to the external directors as set forth hereinabove and determined that this resolution is for the benefit of the Company.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present at the Meeting and voting on the matter. The Compensation Regulations require, among other things, that the grant of options to external directors be approved at the shareholders’ meeting in which such external director is appointed. The grant of options to an external director generally requires the same “special majority” that is required for the election of the external director (or reelection in the event the external director is nominated by the board of directors), subject to certain exceptions. For more information concerning such “special majority” requirement, see Item 2 above under “Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the grant of options to the external directors, as set forth in Item 5 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

APPROVAL OF AN UPDATED COMPENSATION POLICY FOR THE COMPANY’S
OFFICERS AND DIRECTORS

Background

The Companies Law requires that a public company, such as our company, adopt and implement a compensation policy with respect to the terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or, together, Terms of Service and Employment, of its “office holders.” The Companies Law provides that a compensation policy should be approved by the board of directors, after taking into consideration the recommendation of the compensation committee. The Companies Law further provides for the approval of a compensation policy by a company’s shareholders with the “special majority” requirement set forth below.

Our current Compensation Policy was initially approved by our shareholders at the annual general meeting held in June 2013 and an updated compensation policy was approved by our shareholders at the annual general meetings held in June 2016, June 2019, August 2021 and December 2023.

General

The Companies Law provides that a compensation policy for a period exceeding three years is required to go through the complete approval process once every three years. In addition, the Compensation Committee and Board of Directors are required to periodically examine the compensation policy and its implementation and the need for adjustments or updates.

Following a review by our Compensation Committee and Board of Directors, we are proposing the approval of an updated compensation policy, or the Updated Compensation Policy, a copy of which is attached hereto as Exhibit A. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

The only changes implemented in the Updated Compensation Policy are: (i) technical changes resulting from the recent change of control of our Company, following which representatives of our controlling shareholder no longer serve as office holders, (ii) an update to the maximum base salary and cost for our CEO and Chairman of the Board due to indexation to the Israeli CPI, and (iii) the addition of an advance notice period to the Chairman of the Board of up to 6 months. The updates to the compensation terms for the CEO and Chairman (including the proposed advance notice) were supported by a benchmark study of an outside compensation consultant.

Our Compensation Committee recommended the approval by our Board of Directors and by our shareholders of the Updated Compensation Policy and our Board of Directors approved the Updated Compensation Policy and recommended that our shareholders approve it. In their deliberations, our Compensation Committee and Board of Directors noted that the changes reflect the different circumstances of the Company whereby the CEO and Chairman of the Board are not the controlling shareholders and the changes in the Israeli CPI since the most recent amendment of the amounts included in the Compensation Policy. Our Compensation Committee and Board believe that the Updated Compensation Policy further aligns the Company’s Compensation Policy with market standards, provides our Company with sufficient tools and options to retain and maintain qualified personnel and candidates for senior positions and aligns the interests of our Company, our shareholders and our office holders for the long-term benefit of our Company.

The Companies Law provides that a company’s board of directors may approve a compensation policy even in the event it was not approved by the shareholders; provided that the compensation committee and thereafter the board of directors resolved, based on reasons that will be set forth in the resolutions and after an additional discussion concerning the compensation policy, that the approval of the compensation policy despite the objection of the company’s shareholders is for the benefit of the company.

Required Vote

The approval of the Updated Compensation Policy by our shareholders requires the affirmative vote of the holders of a majority of the shares present at the Meeting and voting on the matter; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy or (ii) the total number of shares voted against the approval of the Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights. For more information concerning the terms “controlling shareholder” and “personal interest” and the requirement to notify us if such circumstances exist, see Item 2 above under “Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the Updated Compensation Policy attached to the Proxy Statement as Exhibit A.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 7

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2026 and until the next annual general meeting of our shareholders and to authorize our Board of Directors to set their remuneration in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee. Somekh Chaikin have been our independent auditors since December 2011.

The following table sets forth the fees paid by us and our subsidiaries to our principal independent registered public accounting firms during 2025 and 2024:

	2025	2024
	(Euro in thousands)
Audit Fees(1)	623.5	534
Audit-Related Fees(2)	89.6	55
Tax Fees(3)	133.5	71
Total	846.6	660

____________

(1)      Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)      Including professional services related to assistance in mapping information systems strategy and agreed upon procedures report on financing and purchase agreement ratios.

(3)      Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services, tax planning performed during the fiscal year and transfer pricing advisory.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Board of Directors to approve the remuneration of said independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 8

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2025, will be presented for discussion at the Meeting.

Our audited financial statements for the year ended December 31, 2025 are included in our 2025 Annual Report on Form 20-F, which was submitted to the SEC on April 30, 2026. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2025, free of charge, upon request. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting and provided that the foregoing holdings threshold for submission of a proposal for the nomination of a candidate to serve on the board of directors (or for the removal of an incumbent director) is five percent (5%). Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than November 18, 2026. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than November 25, 2026 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors,
/s/ Ben Sheizaf
Ben Sheizaf
Chairman of the Board of Directors

Tel Aviv, Israel
November 11, 2026

Exhibit A

Ellomay Capital Ltd.

Directors and Officers Compensation Policy

(as updated December ~~11~~16, 202~~3~~6)

1.      Objectives & Content

In this document we will define and detail Ellomay Capital Ltd.’s (the “Company” or “Ellomay”) compensation policy regarding the Company’s Directors and Officers (CEO, CEO’s direct reports) (the “Compensation Policy”).

The publication of the Compensation Policy is intended to increase the transparency and visibility of Ellomay’s activities regarding all aspects of its Directors’ and Officers’ compensation and to enhance its shareholders’ ability to influence the compensation of the Company’s Directors and Officers.

The Compensation Policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this Compensation Policy does not grant any rights to the Company’s Directors and Officers, and the adoption of this Compensation Policy per se will not grant any of the Company’s Directors and Officers a right to receive any component of compensation set forth in this Compensation Policy. The components of compensation to which a Director or Officer will be entitled will be exclusively those that are determined specifically in relation to him in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”).

It is clarified that in the event a Director or Officer receives compensation that is less than the compensation in accordance with this Compensation Policy, it will not be regarded as a deviation from this Compensation Policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.

2.      General

2.1.   Compensation Policy Purposes:

The Compensation Policy is designed to support the achievement of the Company’s long term work plan goals and ensure that:

2.1.1.     Officers’ interests are as closely as possible aligned with the interests of Ellomay’s shareholders;

2.1.2.     The correlation between pay and performance will be enhanced;

2.1.3.     Ellomay will be able to recruit and retain top level senior managers capable of leading the Company to further business success and facing the challenges ahead;

2.1.4.     Ellomay’s Officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

2.1.5.     An appropriate balance will be established between different compensation elements — fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2.   The organs involved in the determination of the Compensation Policy are:

2.2.1.     Compensation Committee — Provides the BOD (as hereinafter defined) with recommendations regarding the appropriate Compensation Policy, the required updates to the Compensation Policy and its renewal and approves Directors’ and Officers’ service and employment terms and conditions.

2.2.2.     Board of Directors (“BOD”)–Approves the Compensation Policy for Directors and Officers and is responsible for periodical reviews of the Compensation Policy and its updating if necessary.

2.2.3.     The General Meeting of Shareholders — Approves the Compensation Policy for Directors and Officers to the extent that such an approval is required by law.

2.3.   Business environment and its impact on Company Officers’ compensation:

Ellomay is in the business of energy and infrastructure with operations that currently mainly include production of renewable and clean energy. The Compensation Policy is intended to ensure the Company’s ability to retain and recruit a dedicated and experienced professional management that will be able to successfully promote the Company’s interests and manage its business, operations and assets.

3.      Compensation of Directors and Officers in view of the Company’s Values and Strategy

3.1.   The connection between the Company’s results and Officers’ compensation:

We believe the total compensation of our Officers should be influenced by our business results as well as each Officer’s individual contribution to the achievement of these results.

3.2.   The ratio between the compensation of Directors and Officers and the other employees of the Company (including contractors):

The Compensation Committee and the BOD will review, from time to time, the ratio between the total cost of employment of each of the Directors and Officers and the average and median cost of employment of the rest of the employees (including contractors) and discuss its possible impact on labor relations within the Company.

In the opinion of the Compensation Committee and BOD members, the current ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation and has no negative impact on the labor relations within the Company.

4.      Basic Concepts of the Company’s Compensation Policy

Directors’ and Officers’ compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success:

•        Base Salary, Director Fees or Management Service Fee — Compensates Directors and Officers for the time they devote to performing their roles in the Company and for the daily performance of their tasks. The base salary correlates to the Officer’s skills (such as: experience, position knowledge, expertise, education, professional qualifications, etc.), on the one hand, and to the job requirements as well as the authority and responsibilities the job caries, on the other hand.

•        Social and Incidental Benefits — Several of the social benefits are mandatory according to different local legislation (such as: pension and long term savings, severance pay, vacation, sick leave, etc.), others are provided according to market specific conventions and enable the Company to compete in the working environment (such as education funds and company cars in Israel) and the remainder are meant to complement the Fixed Base Salary and compensate the Officers for expenses incurred in connection with their job requirements (such as: travel expenses or allowances).

•        Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) — Reward Directors and Officers for their contributions to the Company’s success and achievement of business goals during a defined timeframe.

•        Equity Based Compensation — Designed to strengthen the link between long term shareholders’ returns and the Company’s Directors’ and Officers’ rewards. This type of reward creates a stronger correlation between Directors’ and Officers’ motivation and interest and the interests of the Company’s shareholders. Another significant effect of Equity Based compensation is its contribution to retention, due to its inherent long term characteristics.

To ensure an adequate fit of all reward elements and the appropriate construction of the Total Compensation Package, all compensation elements of a Company Director or Officer will be presented to the approving organ prior to approval of any specific payment or reward.

5.      Compensation Elements

5.1.   Base Salary:

Base Salary for the Company’s Directors and Officers (other than non-employee and external Directors) for a full-time position will be as detailed in the following table:

Position	Maximum Monthly Base Salary in NIS*~~*~~
Chairman~~*~~	Up to NIS ~~125,000~~140,000 (total cost to the Company of base salary not to exceed NIS ~~150,000~~180,000)
CEO~~*~~	Up to NIS ~~125,000~~140,000 (total cost to the Company of base salary not to exceed NIS ~~150,000~~180,000)
Officer Reporting to CEO	Up to NIS 93,500
Active Director	Up to NIS 66,000

____________

~~*        The Company’s Chairman of the BOD and CEO are currently representatives of the Company’s controlling shareholders and are compensated for their BOD services and for management services based on a management services agreement. Should the Company resolve to retain the services of Directors or Officers performing similar functions who are not representatives of controlling shareholders, this policy will apply.~~

~~*~~*      These amounts will be linked to increases in the Israeli CPI compared to the October 2026 CPI (published in November 2026).

A deviation of up to 10% above these amounts will not be deemed to deviate from the terms of this Compensation Policy. In the event the Director or Officer is not an employee of the Company (e.g. in the event the he or she is an independent contractor or service provider), the maximum monthly payment will be an amount equal to the cost of employment that the Company would pay in accordance with this Compensation Policy and applicable law had the Director or Officer been an employee of the Company (e.g., payments under Section 5.4 herein).

5.2.   Base Salary Considerations:

5.2.1.     Determining the Base Salary of the Company’s Officers

The Base Salary for the Company’s Officers is first determined based on a pre-defined salary range. The range for each position will be based on:

•        Relevant peer group benchmark data.

•        Job requirements, authority and responsibilities the job caries and prior agreements executed with the Officer.

•        Education, skills, expertise, professional experience and achievements of the Officer.

•        Internal ratios between positions and between the Officer and the other employees (including contractors) of the Company.

•        The Company’s financial situation, business challenges and goals.

The pay grade, approved within said range, will reflect the Officer’s skills and fit into the intended position.

In Israel, the Company’s Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in such Law. Therefore, they are not entitled to any additional compensation for overtime.

5.2.1.1.  Market Comparisons (Benchmark):

In order to set the Base Salary (and other compensation elements) ranges for recruitment of Officers to the Company, a comparative compensation study maybe conducted in the relevant market, reviewing similar position holders in comparable companies in the relevant geographies. The comparative study will cover companies meeting as many criteria as possible from the following list:

•        Holding companies, preferably in the areas of renewable and clean energy, life science and hi-tech;

•        Publicly traded companies whose shares are traded on the Tel-Aviv Stock Exchange or Israeli companies whose shares are traded on the NASDAQ or NYSE markets and their market cap and/or shareholders’ equity are close to that of Ellomay;

•        Companies competing with Ellomay for managerial talent and for potential Company Officers in particular;

Companies for which no reliable data can be collected will not be included in the comparison, even if they meet many or even all other criteria.

The comparative study will cover all compensation elements and will present (if data availability allows) the following:

•        Customary Base Salary range for similar roles (including data distribution);

•        Customary range for Annual Bonus (in terms of percentage of annual salary);

•        Customary range for Equity Based Compensation economic value on the date of grant (in terms of percentage of annual salary);

•        Customary fringe and other benefits.

5.2.1.2.  Internal comparison — gaps between Officers’ compensation and between the Officer and the rest of the employees:

Before determining a Company Officer’s pay, the following considerations, including their impact on labor relations in the Company, in general, and within the management team in particular, will be taken into account:

•        The ratio between the Officer’s compensation and the compensation of all other Company Officers at the same level;

•        The ratio between the Officer’s cost of employment and the cost of employment of all other Company employees (including contractors).

These amounts will be reviewed from time to time, compared to prevailing relevant market conditions and cost of living and updated if necessary.

5.2.2.     Salary review principles and indexing:

In order to retain Company Officers for long periods, their Base Salary will be reviewed from time to time in comparison to similar roles in the relevant market, taking into consideration the Company’s financial situation. If necessary, a pay increase request will be presented to the relevant organs for approval. Automatic indexing mechanism (to the relevant CPI) may apply to the Officers’ pay.

5.2.3      Directors Cash Compensation:

The cash compensation of non-employee and external Directors will be determined in accordance with the Compensation Regulations for External Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations.

In addition, Directors will be entitled to reimbursement for expenses incurred in the performance of their work, including trips overseas for work purposes.

5.3.   Variable compensation:

Variable compensation elements are intended to achieve the following goals:

•        Linking part of the Company’s Officers’ compensation to the achievement of business goals and targets which will, in the long term, maximize shareholders’ return and create a joint interest between Company Officers and shareholders;

•        Increasing Company Officers’ motivation to achieve long term Company goals; and

•        Correlating part of the Company’s pay expenses with its business performance and increasing financial and operational flexibility.

5.3.1.     Ratio between elements of the compensation package

The appropriate ratio between the fixed components of Directors’ and Officers’ compensation and their variable compensation will be based on the following guidelines:

Position	Maximum Annual Variable Compensation in Cash	Maximum Annual Equity Based Compensation*
Chairman	Up to 8 monthly base salaries or the equivalent thereof	—
CEO	Up to 8 monthly base salaries or the equivalent thereof	Up to 8 monthly base salaries or the equivalent thereof
Officer Reporting to CEO	Up to 8 monthly base salaries	Up to 8 monthly base salaries
Non-Employee and External Directors	—	Fixed grant pursuant to the Company’s Option Plan for Non-Employee Directors
Active Director	Up to 6 monthly base salaries or the equivalent thereof	—

____________

*        At the time of grant.

The aggregate variable performance based compensation (cash and equity) shall not exceed 12 monthly base salaries on an annual basis.

5.3.2.     Bonuses

5.3.2.1.  Annual Bonus Plan Principles

An Annual Bonus Plan may be approved for a specific fiscal year. An Annual Bonus Plan will be approved by the requisite approvals under the Companies Law and will include the following definitions:

•        The duration of the bonus plan;

•        The financial measure for calculating the bonus for a Director or Officer, which can be based on Market Cap, Operating Income, Equity or any other measurable criteria that can be calculated based on the Company’s financial statements;

•        The department or individual objectives for each specific Director or Officer;

•        The percentage from the selected measure that will be paid to each Director or Officer as a bonus;

•        The threshold condition for the payment of the bonus will be quantitative and will be determined in the relevant annual bonus plan (for example, the existence of operating profit during the plan period, EPS, status of projects, etc.);

•        Target Bonus definition — the Target Bonus is the bonus paid when goals are met at precisely 100%.

•        Maximum Bonus — the maximum bonus for a Director or Officer per annum will not exceed 8 monthly base salaries and, to the extent the Company does not have profits for such year, the maximum bonus for a Director or Officer for such year will not exceed 2.5 monthly base salaries.

•        The measures and their weights used to assess the Directors’ or Officers’ success and calculate the bonus.

5.3.2.2.  Defining the Annual Bonus Plan Measures and Targets

As part of the development of an Annual Bonus Plan, plan measures and annual targets will be set as a basis for the evaluation of Officers or Directors’ performance during the year. The Plan will include 2 types of criteria:

•        Company Measures — Financial measures for Company performance, and specific department and individual measurable objectives — that will have a weight of between 50% – 100% of the total bonus, depending upon the weight of the managerial appraisal criteria as set forth below.

•        Managerial Appraisal — An evaluation of the performance of each Officer in non-quantitative aspects of their contribution to the Company’s long term success — that will have a weight of up to 20% of the total bonus for the CEO and the Directors and up to 50% of the total bonus for Officers other than the CEO.

5.3.2.3.  Setting the Bonus budget; reviewing and reducing bonuses

The total annual bonus budget will be calculated according to the sum of the Maximum Bonuses of all Company Officers participating in the plan.

Following the approval of the bonus plans and of the annual financial reports for the relevant fiscal year, the recommended bonuses will be presented to the Compensation Committee and the BOD.

The Compensation Committee and the BOD will have the authority to reduce the Annual Bonus based on their discretion considering the following aspects:

•        The recipient’s contribution to the development of Company’s business beyond the recipient’s direct responsibility;

•        The Quality and speed of the recipient’s reaction to crises and other unexpected events;

•        The overall managerial performance of the recipient’s, motivating employees and leadership.

5.3.2.4.  Bonuses payment and refunding mechanism (“Clawback”)

Subject to the payment terms set forth herein, the bonuses based on an annual bonus plan will be paid with the first monthly salary following the review by the BOD, usually immediately following the approval of the annual financial reports.

Each Director and Officer will sign a document committing to refund any part of the annual bonus paid based on financial measures that may in the future prove to be based on a mistake which will require a restatement of the financial statements during the 3 years following the mistaken report or based on any claw-back mechanism applicable to the Company (including, without limitation, the Clawback Policy referred to below). Such refund will be made within 6 months of publication of the restated financial statements.

The Company adopted and will comply with a “clawback policy” (the “Clawback Policy”), as required under applicable law or regulations (including regulations of a market or platform on which the Company’s securities are listed or traded). To the extent there will be any inconsistencies between this Compensation Policy and the Clawback Policy, the policy that is more stringent with the Company’s office holders shall take precedence, and, for the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption and implementation of the Clawback Policy. The provisions of this Section shall be deemed amended to conform to any mandatory forfeiture and clawback requirements that the Company is or becomes subject to.

5.3.2.5.  Discretionary Bonus

In addition to or in lieu of bonuses paid under an annual bonus plan or the special bonus set forth below, the Company may pay a discretionary bonus to Officers and Directors, including due to personal and specific achievements, up to a maximum of 3 monthly base salaries per year, subject to limitations set forth in applicable law.

5.3.2.6.  Special Bonus

In addition to or in lieu of bonuses paid under an annual bonus plan or the discretionary bonus set forth above, the Company may pay a special bonus to Officers and Directors due to special achievements and contribution to the attainment of the Company’s long-term goals, in accordance with the Company’s strategic business plan, including in connection with material projects under development, acquisition or disposition of material assets, financing activities, achievement of project milestones and achievement of department tasks, up to a maximum of 3 monthly base salaries per year, subject to limitations set forth in applicable law.

5.3.2.7.  Bonus Cap

The aggregate bonuses paid to an Officer or Director for a specific year (whether in accordance with an annual bonus plan, a discretionary bonus or a special bonus) will not exceed the limitations set forth in Section 5.3.1.

5.3.3.     Equity Based Compensation

As part of the overall Directors and Officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, which aims to establish proximity of interest between the relevant Directors and Officers and the shareholders of the Company. Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, Ellomay will consider offering its Directors and Officers the option of participating in an equity compensation plan, based on the following:

5.3.3.1.  Tools of Equity Compensation

The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the Directors and Officers are residing or are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The equity grants presented for approval shall include the following details:

•        The maximum number of options to be granted.

•        The value of the equity based compensation (at the time of grant) per year, for each Officer, shall not exceed the amounts set forth in Section 5.3.1 (i.e., for purposes of calculating the value of equity compensation for a specific year, the value of equity compensation will be pro-rated over the vesting period such that the value attributed to a specific year will be the value at the time of grant multiplied by the percentage of the equity compensation that becomes exercisable during such year).

•        The per-share exercise price of the options will not be lower than the known closing price in the market at the date of grant.

•        The allocation of options between the various Directors and Officers and the existence of reserves for grants to Directors and Officers who may join the Company during the period of the plan.

•        Options granted to Directors under the current option plan of the Company (i.e., an annual option grant of options to acquire 1,000 ordinary shares) will vest in one installment on the first anniversary of the grant date. Options granted to Officers will commence vesting on the first anniversary of the grant date and will vest over a period of not less than three years from the date of grant.

•        The possibility of defining the maximum value for exercising of an option.

•        The possibility of conditioning the vesting of part or all of the options of some of the Officers upon the achievement of predetermined performance goals.

•        The expiration date of the options shall not be shorter than a year from the vesting date of each portion and shall not be longer than ten years after the grant date;

•        Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company ownership.

5.3.3.2.  Option Grants

Subject to the approvals required under the Companies Law, 1999, the Directors and Officers will be granted options to purchase shares of the Company pursuant to the provisions of the approved option plan.

When a new Officer joins the Company during the period of an option plan, the Company will consider granting options to the joining Officer out of the reserve determined in the relevant option plan.

The Company will grant options to its non-employee and external Directors based on the terms of the applicable option plan of the Company.

5.3.3.3.  Options Exercise

Upon the vesting of each portion of the options granted, each Director and Officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.4.   Additional terms and fringe benefits

5.4.1.     Pension, disability and life insurance

The Company will provide all Company Officers with Pension, Long Term Disability and life Insurance according to local practices and legislation.

The Company’s contributions will be calculated based only on the base Monthly Salary and matching deductions will be made from the Officers’ salary.

Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law, at the time of the renewal of agreements or the recruitment of a new Officer, and the Company shall contribute the severance payments of the Officer to the pension fund/managers insurance, in accordance with the Officer’s choice concerning the contributions to pension insurance.

5.4.2.     Education Fund

The Company will contribute to the Education Fund at the rate of 7.5% of each Officer’s base Monthly Salary and deduct 2.5% from the Officer’s Fixed Monthly Salary and will transfer these sums to an Education Fund to be chosen by the Officer.

5.4.3.     Company Car/Transportation Allowance

The Company will allow Officers to choose to waive part of their salary in lieu of the Company placing a vehicle at their disposal for their personal use, as customary in system of operative leasing. With respect to new Officers, the Company will not bear the cost of the tax applicable to the value of the use of the vehicle.

5.4.4.     Expenses and incidentals

Officers will be entitled for reimbursement for any expenses incurred in the course of performing their roles, according to relevant Company procedures.

5.4.5.     Annual Vacation and Sick Leave

Officers will be entitled to annual vacation and sick leave according to applicable law and prevailing Company procedures, taking into consideration any relevant prior tenure in similar roles (or according to local legislation).

5.4.6.     Others

Officers will be entitled to any additional benefits and perquisites according to Company Procedures and any relevant local legislation.

6.      Termination Terms

Company Officers and the Chairman of the Board will be entitled to an Advance Notice period prior to termination of employer/employee relations or of the service on the Board, as the case may be, of up to 6 months.

The actual Advance Notice period for each Officer and for the Chairman of the Board will be determined in the employment or service agreement of each Officer and the Chairman of the Board.

Unless the BOD decides to release the Officer or the Chairman of the Board from this obligation, ~~the Officer~~ he or she will be required to continue performing all role responsibilities d~~D~~uring the Advance Notice period.

7.      Non-Competition

The Officers will give a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than six months from the termination date of their employment by the Company.

8.      Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers insurance liability policy, to be periodically purchased by the Company, subject to the requisite approvals under the Companies Law, including run-off insurance for a period of up to seven years. The coverage limit per claim and in the aggregate under the policy may not exceed $15 million and the Company’s Compensation Committee is and will be authorized to increase coverage by up to 30% in any year, as compared to the previous year.

The Company has granted, and will continue to grant, letters of indemnification and exemption letters to its Directors and Officers, subject to the requisite approvals under the Companies Law; provided, however, that the Company may not in the future provide exemption letters to an Officer or Director for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other Officer or Director (including an Officer or Director who is not the Officer or Director the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

The aggregate indemnification amount payable by the Company to all indemnified persons, pursuant to indemnification undertakings to be granted to Officers and Directors from the adoption date of this limitation, in respect of any occurrence of the events specified in the exhibit to the indemnification undertaking, shall not exceed 25% of the Company’s shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by the Company’s Board of Directors prior to the date on which the indemnification amount is paid.

9.      Policy maintenance — Authority and Responsibility

9.1.   Keeping the Policy current

The CFO is responsible for keeping this Compensation Policy current.

9.2.   Approval of changes to the Compensation Policy

Updates to this Compensation Policy will be approved by the Compensation Committee, the BOD and the General Meeting as required by Companies Law.